Break Rock Brewing is seeking investment to open a brewery and taproom in Quincy, Massachusetts.

0%

TARGET RETURN
ON INVESTMENT

EARLY INVESTOR BONUS

Target ROI increased to 0% for the next $30,000 invested.

$100

MINIMUM
INVESTMENT

INVEST

Invest to receive a revenue share from Break Rock Brewing.

Invest to receive a portion of Break Rock Brewing's gross revenue until you receive the amount you invested plus 0%. If you haven't received your investment plus 0% by June 30, 2025, Break Rock Brewing will owe you the remaining amount regardless of their revenue. Investments after the first $30,000 in this raise will have a target return on investment of 40%.

Revenue is shared quarterly. Returns are transferred directly to your bank account. PERKS AVAILABLE FOR EARLY INVESTORS

Investment Round Status

Break Rock Brewing has received $0 in investment towards a target of $50,000. If they do not receive at least this amount by February 1, 2019, all investors will be automatically refunded.

Company Profile

Break Rock Brewing

SUMMARY

Break Rock Brewing, a business in the Brewery category, is seeking investment to open a brewery and taproom in Quincy, Massachusetts.

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Jay
FOUNDER & PRESIDENT
Founder and managing member, Jay Southwood, is responsible for the overall implementation of the business plan and daily operations of the brewery. Jay is a graduate of the American Brewers Guild (ABG). He is also a member of the Master Brewers Association of America and a Certified Cicerone Beer Server. He has been homebrewing since 2008 and has been working in the brewing industry since 2012. In his position as a brewer at Mayflower Brewing Company, Jay has led solo brews on a 20BBL, three-vessel, steam-powered DME brewhouse. He has worked in all capacities while at Mayflower ranging from packaging to brewer. He also has a significant understanding of the business side of running a brewery, having been a sales Territory Manager for three years. In two of those three years, he was named "Sales Manager of the Year" by management for exceeding goals. While a brewer at Mayflower, Jay has been responsible for brewing Mayflower Porter, which some consider being the best Porter in the world. It currently holds a perfect "100" on BeerAdvocate, a popular beer rating website. In addition, he has been responsible for brewing Mayflower Summer, a winner of a silver medal at Great American Beer Fest. Furthermore, several of the beers he has brewed have high ratings on BeerAdvocate and Untapped, such as "Boomerang", "Love + Wrestling", "399", "Leather Bound Books", and more. Producing high-quality beers is Jay's passion. Prior to working in the craft beer industry, Jay was Director of Corporate Sponsorships for a major national early education nonprofit called Jumpstart. In his time at Jumpstart he was able to secure funding and establish national relationships with companies such as Franklin Templeton, Pearson, Coinstar, Walmart, and others. He was also responsible for managing and growing the "Read for the Record" campaign that took place on one day involving millions of people reading the same

book and was highlighted each year by NBC's "The Today Show". His biggest accomplishment for the campaign was pitching and executing an in-store book donation drive at 3,500 Walmart locations nationwide, which was a success on every level. All told, his campaigns raised $4,000,000 for Jumpstart's efforts in promoting literacy at an early age for low-income children. Jay's work on "Read for the Record" earned him the Convio Innovator Award and two separate Cause Marketing Forum Awards. These are leading national awards in the nonprofit world. Jay's department required management of a $2,000,000 annual budget. While at Jumpstart he managed three direct employees as well as helping to manage regional fundraising staff in satellite offices. Jay also worked at the Boston Bruins for several years after college. While with the Bruins, Jay managed the Boston Bruins Foundation and distributed grants to local and regional nonprofits. He developed a fundraising plan that raised total revenues from $471K (2006) to $740K (2008) – 66% growth. He was also responsible for management of the budget and grants distribution. He would convene team ownership and management, educate them on roughly thirty nonprofits that had applied for grants, and help them decide which grants would be funded. His toughest managerial task, however, was coordinating up to sixty game night staff and volunteers at all forty-one home games per season, plus events and fundraisers throughout the year. In addition to his diploma from the American Brewers Guild, Jay was a graduate from the Isenberg School of Management at the University of Massachusetts at Amherst.

Vilija
PARTNER & HEAD BREWER
Partner and brewer, Vilija Bizinkauskas, will be another crucial member of the team. She is currently the lead brewer at Drop-In Brewing in Middlebury, VT. At Drop-In she is in charge of maintaining a 15BBL Newlands System steam brewhouse and all aspects of brewing from grain to glass. Vilija's experience setting up and commissioning a two-head Wild Goose Canning line will be valuable as Break Rock looks to add canning capabilities. She currently carries the responsibility of maintenance of the brewery and all its equipment, inventory of beer, state and local monthly tax payment, ordering of bulk materials such as fuel and CO_2 as well as wastewater management. She has developed her own recipes, collaborated on recipes with other breweries, and maintained the quality of existing recipes. Drop-In Brewing is also the home to the American Brewers Guild (ABG). ABG offers one of the world's premier brewing educations. It boasts a long list of successful alumni. The past two years Vilija has worked part-time for the Guild as a brewing instructor. She has spent time teaching and guiding future brewers through the science and hands-on aspect of the brewing process along with grading all the exams and providing feedback. She continues to be a valuable source of information to those who have graduated from the program and seek guidance. Vilija herself is a graduate of the American Brewers Guild Program. She is also a graduate of Framingham State College from the Coordinated Program in Dietetics and is a Registered Dietitian. She took her food science degree and applied it to brewing science right out of school. From her first brewery job at Cape Cod Beer where she quickly worked up the ranks to head brewer, she was lucky to be a part of a brewery that allowed her to take part in many different opportunities and challenges, including the oversight of a significant expansion in the brewery. Throughout her career, she has had a finger on the pulse of the brewing industry. She has been a judge for the Great

International Beer Festival for several years and continues to attend annual sensory training. She is also an active member of the New England craft beer scene including the Master Brewers Association of the America's New England District, where she plans to hold a position on the board of advisors in the near future. Vilija has been written about and interviewed for multiple magazines and newspapers and is well-known and well-respected by craft drinkers, brewers and industry professionals alike. Vilija is also a member of the Boston Chapter of the Pink Boots Society. This organization works to make the brewing community more inclusive to women. It holds several fundraising events per year which Vilija has participated in.

About Break Rock Brewing

WHAT IS BREAK ROCK BREWING?
Break Rock Brewing is a new-model American craft brewery, combining the best of the modern taproom with everything you love about your favorite neighborhood pub – a fun and inviting atmosphere, a sense of community, and great beer. This personality of the taproom will mirror Quincy's personality in many ways. A city that still has real neighborhoods and a real sense of community.
Drinking beer should be casual and fun, something to enjoy after a hard day of work. Break Rock Brewing will be a place for everyone from the local sports fan to the experienced craft beer aficionado, offering world-class beer in a setting reminiscent of your favorite local watering hole.
WHY BREAK ROCK?
As the largest city or town in New England without a brewery, Quincy presents an opportunity for the right brewery to succeed. We have done our homework speaking with members of the community and city officials, and we feel a genuine excitement around the idea of bringing a brewery to Quincy. Break Rock Brewing will make a brewery in Quincy a reality with the help of investors like you. Will you help us get to the finish line?
HOW WILL MY INVESTMENT BE USED?
Your investment will be crucial in covering costs associated with the build out of our location. This includes costs such as architectural and permitting fees, design, plumbing, electric, HVAC, and taproom furnishings. Break Rock is excited that when open, investors will be able to point to their own tangible investment - the brewery they are standing in!
THE OPPORTUNITY
- Quincy is currently the largest city or town in New England by population without a brewery.
- Break Rock's team has a combined 25 years of experience in the brewery and hospitality space.

- Established relationships with the City of Quincy, Ward Councillors, City Councillors, the Quincy Economic Development Council, the Chamber of Commerce, and neighborhood groups across the city.
- 90,000+ core addressable market under served by lack of competition.

MARKET SIZING AND MODEL

Break Rock Brewing will establish its long-term success and profitability by concentrating on building a core group of satisfied local customers. This group will consist of regular taproom visitors and beer tourists, and secondarily as select pubs, taverns, restaurants and package stores in the area. Our key to success is first and foremost to make the highest quality beers possible, which will satisfy the tastes and demands of these consumers. In addition to a high level of quality, Break Rock will operate a fun and inviting taproom that can regularly and easily attract a diverse subset of customers on a continuing basis.

COMPETITIVE LANDSCAPE

There will be almost two hundred and fifty breweries in Massachusetts by the end of 2019. However, there are currently no breweries in Quincy. This is shocking when comparing Quincy against municipalities with equal or smaller populations, many of these communities already have one or more breweries. Examples include Lynn, Fall River, Newton, Somerville, Framingham, Plymouth, and neighboring Weymouth. Quincy has the ability to support multiple breweries. Break Rock Brewing wants to be the first.

Some nearby breweries include Dorchester Brewing (Boston), Widowmaker Brewing (Braintree), Barrel House Z and Vitamin Sea (Weymouth), and Trillium Brewing (Canton). However, the industry is unique in that multiple breweries in a close proximity will drive beer tourism in the area and benefit everyone.

Distribution competition is fierce and expected to increase as more out of state and local breweries fight for shelf space and draft lines. Fortunately, with the majority of its beer being sold direct to consumers from the taproom, Break Rock controls all of the shelf space and draft lines. Management is confident that a quality product, a clean and inviting taproom, rotating beers and special events, and charitable support of the community - will keep residents of Quincy and the surrounding area coming to the brewery.

For the small quantity of beer that will ultimately be distributed to bars and restaurants, quality of product, word of mouth, and active marketing and branding will help to ensure product placement. In addition, management has existing and strong relationships already in place with local retailers and restaurants. Because distribution will not be an early focus of Break Rock, battling for space will not be an issue as it is for many other breweries trying to achieve profitability and reach lofty numbers. Our goals are reasonable and attainable.

Data Room

DOCUMENTS

FINANCIAL PROJECTIONS

These projections have been generated by Break Rock Brewing.

BUDGET FOR RAISED FUNDS

Target Raise

Maximum Raise

Location Build Out	$32,000
Taproom Fixtures	$15,000
MainVest Compensation	$3,000
Total	$50,000

Investor Discussion

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Ask questions and discuss Break Rock Brewing with the entrepreneurs and other investors.

CONVERSATION STARTERS

Invest in Break Rock Brewing

Invest to receive a percentage of Break Rock Brewing's revenue. Returns are transferred directly to your bank account.

$100

PERKS AVAILABLE FOR EARLY INVESTORS

Perks for Early Investors

RETURN TO LISTING

Break Rock Brewing is offering perks to investors until they run out. You will earn the most valuable perk available based on your total investment amount in this business. *You will not also receive the perks of lesser value, unless specified below.*

Foundation Contributor

Help design, name and brew a full 10 BBL batch of beer with our brewer to be released at a private brewery party for you and your friends/family for up to fifty people + previous lower tiered perks.

UNLIMITED

REMAINING

$25,000

INVESTMENT TO QUALIFY

INVEST $25,000

Cornerstone Contributor

Name to be featured in the taproom + previous lower tiered perks.

UNLIMITED

REMAINING

$10,000

INVESTMENT TO QUALIFY

INVEST $10,000

Keystone Contributor

A personal invitation for you and a guest to a private investor-only pre-opening party + previous lower tiered perks.

UNLIMITED

REMAINING

$5,000

INVESTMENT TO QUALIFY

INVEST $5,000

Granite Contributor

Receive a limited edition Break Rock branded coaster set + previous lower tiered perks.

UNLIMITED

REMAINING

$2,500

INVESTMENT TO QUALIFY

INVEST $2,500

Stone Carver Contributor

Receive a limited edition Break Rock Brewing early supporter branded pint glass and brewery bumper sticker.

UNLIMITED

REMAINING

$500

INVESTMENT TO QUALIFY

SUMMARY OF TERMS

Investment Vehicle   Revenue Sharing Note

Target Return on Investment for the first $30,000 invested: 60%

Target Return on Investment: 40%

Business's Aggregate Revenue Share   1.5%-3%

Minimum Investment Amount $100

Target Raise $50,000

Maximum Raise $107,000

Investment Round Close Date 8/14/2019

Maturity Date   6/30/2025

Review the offering memorandum and the note agreement for additional information pertaining to this investment opportunity.

What is my share of this business's revenue?

The total rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.5% and a maximum rate of 3% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised.

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$50,000	1.50%
$64,250	1.90%
$78,500	2.30%
$97,500	2.80%

$107,000	3.00%

You receive an amount of this revenue share proportional to the amount of the business's total raise that you invest.

Only invest an amount you would feel comfortable losing.Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials.

THIS INFORMATION IS PROVIDED BY BREAK ROCK BREWING. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEW OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION, REVIEW THE OFFICIAL FORM C FILING WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE EDGAR WEBSITE.